July 24, 2008


Ms. Jill Davis
U.S. Securities and Exchange Commission
Mail Stop 7010
100 F Street N.E.
Washington, DC 20549

RE: Oliver Creek Resources, Inc.
    Form 10-K for Fiscal Year Ended January 31, 2008
    Filed April 17, 2008
    File No. 333-132258

Dear Ms. Davis:

In response to your letter of July 18, 2008 we have amended our 10-K filing to address the comments therein.

FORM 10-K FOR FISCAL YEAR ENDED JANUARY 31, 2008

1. We have included a report on our management's assessment of internal control over financial reporting. We have also revised the certifications to include the introductory language as requested.

Very truly yours,


/s/ Bruce Thomson
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Bruce Thomson, President